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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                  Commission File Number 0-4597

                           NOTIFICATION OF LATE FILING

    (Check One):  [ ] Form 10-K  [ ] Form 11-K [ ] Form 20-F  [X] Form 10-Q
[ ] Form N-SAR

For Period Ended:          March 31, 1995
                 -------------------------------------------------------------
[ ] Transition Report on Form 10-K        [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F        [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:
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  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify Item(s) to which the notification relates:
                                                   ----------------------------

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                         PART I. REGISTRANT INFORMATION

Full name of registrant    COM-TEK Resources, Inc.
                        ----------------------------------------------------
Former name if applicable

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Address of principal executive office (STREET AND NUMBER)

1624 Market Street, Suite 303
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City, State and Zip Code   Denver, Colorado 80202
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                        PART II.  RULE 12B-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ X ]  (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


                                       1.

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[ X ]   (b) The subject annual report, semi-annual report, transition report on
        Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]   (c)  The accountant's statement or other exhibit required by Rule
        12b-25(c) has been attached if applicable.


                              PART III.  NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

          The Registrant is unable to file its Quarterly Report on Form 10-QSB for the quarter ended March 31, 1995 by May
          15, 1995, because the Registrant has recently completed a major acquisition and has also appointed new auditors for the Company. An extension of time to file is needed in order for the Company and its auditors to research the accounting issues and disclosures as a result of the acquisition. The Registrant anticipates filing its March 31, 1995 Form 10-QSB as soon as practicable, but no later than Friday, May 19, 1995.


                           PART IV. OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

     Eric Graboski                                   (303)  595-8555
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             (Name)                            (Area Code) Telephone number

     (2) Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                        [ X ] Yes    [  ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        [   ] Yes    [ X ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

                             COM-TEK Resources, Inc.
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereto duly authorized.

Date     May 16, 1995               By
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                                        Name:  Dennis Dowd
                                        Title: President


                               2.